NEWS RELEASE

ELD No. 06-07

TSX: ELD  AMEX: EGO

April 21, 2006

Tanjianshan Project Update

(all funds in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to provide the following update on the Company’s activities at our 85% owned Tanjianshan Project (“Tanjianshan”) in China.

Mine Plan and Operating Cost Update

As previously reported (news release February 23, 2006), the proven and probable reserves at Tanjianshan were 8,456,000 tonnes at a grade of 4.10 grams per tonnes gold, as of December 31, 2005. 600,000 tonnes of leach pad material grading 1.91 grams per tonne gold has been added to the probable reserve category and included in the new life of mine (“LOM”). This material will be included in the Company’s reserve statement. Using these reserves a new LOM plan has been developed together with associated cash operating costs.

The revised LOM plan based on current reserves produces 1,016,000 ounces at a cash cost of $227 per ounce.  Through Eldorado’s capital investment in the Tanjianshan project we will own 90% and anticipate Eldorado’s 2006 production to total 40,000 ounces at a cash cost of $320.  The significantly higher than average cost for 2006 reflects early high strip ratios associated with uncovering ore in the two pits.

The average LOM operating costs per tonne of ore are:

Mining

$8.50

Processing

$13.48

G & A

$4.05

Owner Operated Mining Update

The Tanjianshan minesite engineering group has completed a comparison between using contractor or owner operated mining. Bids were received from four Chinese contractors, and compared to the cost of the Tanjianshan Project purchasing and operating its own fleet of equipment. Based on the results of this analysis we have decided to proceed with the owner operated mining option.

The owner operated mining option is expected to result in an estimated savings of $0.50 per tonne of material moved. Based on the existing reserve base, Tanjianshan is expected to realize a benefit of $23.3 million of savings in operating costs.  The capital equipment estimate for the fleet totals $8.1 million.  The trucks, dozers, and graders are manufactured in China with the hydraulic shovels and blast hole drills sourced internationally.

Based on present equipment delivery schedules, Tanjianshan will be fully converted to an owner operated mine in the 4th quarter 2006.

Construction and Capital Cost Update

Capital costs for Tanjianshan, excluding the purchase of the mining fleet, remain as per our February 23, 2006 disclosure at $63.4 million dollars.

Construction at Tanjianshan is progressing well with the return of warmer weather and longer days. Phase 1 earthworks and most of the structural works were completed during the winter, with mechanical & electrical installation underway. The Apron Feeder and Jaw Crusher have been installed, the SAG mill installation is advancing on schedule, and the CIL tanks have been fabricated and installed.

Electrical installation has commenced on site with the installation of the 6kV switchgear. The 40 km power line from Yuqia to site is complete and the sub-station at Yuqia is 40% complete.  The earthworks for the tailings dams are complete and liner installation is commencing.

Tanjianshan remains on schedule to commence gold production in October 2006.

Exploration

We expect to begin our $2.2 million exploration program at Tanjianshan in June of this year. The exploration program is designed to target inferred resources, orebody extensions, and other areas of known mineralization on the property.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 23, 2006 and technical reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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